UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012.

or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN
f/k/a SEARS PUERTO RICO SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sears Holdings Puerto Rico Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sears Holdings Puerto Rico Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, at the close of business on March 31, 2012, the Kmart Retirement Savings Plan for Puerto Rico Employees and its net assets were merged with and into the Sears Puerto Rico Savings Plan and the merged plan was renamed the Sears Holdings Puerto Rico Savings Plan.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2013

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012
(Thousands of dollars)

		Supplementary Information	
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
PLAN INTEREST IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other, net	$ 16,547	$ 14,916	$ 1,631
Notes receivable from participants	776	776	
Total plan interest in master trust at fair value	17,323	15,692	1,631
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	17,323	15,692	1,631
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(185)	(185)	
NET ASSETS AVAILABLE FOR BENEFITS	$ 17,138	$ 15,507	$ 1,631

See notes to financial statements.

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011
(Thousands of dollars)

		Supplementary Information	
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
PLAN INTEREST IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other, net	$ 10,886	$ 9,667	$ 1,219
Notes receivable from participants	532	532	
Total plan interest in master trust at fair value	11,418	10,199	1,219
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	11,418	10,199	1,219
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(124)	(124)	
NET ASSETS AVAILABLE FOR BENEFITS	$ 11,294	$ 10,075	$ 1,219

See notes to financial statements.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012
(Thousands of dollars)

		Supplementary Information	
	Total	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
PLAN INTEREST IN MASTER TRUST ACTIVITY (Note 3):			
Investment income	$ 2,036	$ 1,257	$ 779
Interest income on notes receivable from participants	26	20	6
Total plan interest in master trust activity	2,062	1,277	785
CONTRIBUTIONS:			
Employee	1,529	1,177	352
Total contributions	1,529	1,177	352
WITHDRAWALS	(2,136)	(1,689)	(447)
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(69)	(64)	(5)
NET INCREASE	1,386	701	685
FUND TRANSFERS		294	(294)
NET ASSETS TRANSFERRED FROM KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES (Note 1)	4,458	4,437	21
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	11,294	10,075	1,219
December 31	$ 17,138	$ 15,507	$ 1,631

See notes to financial statements.

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011
(Thousands of dollars)

		Supplementary Information	
	Total	Participant-Directed Funds	Sears Holdings Stock Fund
PLAN INTEREST IN MASTER TRUST ACTIVITY (Note 3):			
Investment (loss) income	$ (1,418)	$ 113	$ (1,531)
Interest income on notes receivable from participants	25	25	
Total plan interest in master trust activity	(1,393)	138	(1,531)
CONTRIBUTIONS:			
Employee	1,233	855	378
Total contributions	1,233	855	378
WITHDRAWALS	(2,003)	(1,474)	(529)
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(61)	(54)	(7)
NET DECREASE	(2,224)	(535)	(1,689)
FUND TRANSFERS		(56)	56
NET ASSETS TRANSFERRED FROM SEARS HOLDINGS 401(K) SAVINGS PLAN (Note 1)	30	29	1
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	13,488	10,637	2,851
December 31	$ 11,294	$ 10,075	$ 1,219

See notes to financial statements.

1. DESCRIPTION OF PLAN

History and Purpose - Sears, Roebuck and Co. ("Sears") established the Sears Puerto Rico Savings Plan (the "Sears Puerto Rico Plan") by the execution and adoption of a plan document (the "Plan Document"), dated January 1, 2005. The Sears Puerto Rico Plan was established as a substitute plan for participants of the Sears 401(k) Savings Plan (now known as the Sears Holdings Savings Plan) (the "Sears Plan") who were (are) employees of Sears, Roebuck de Puerto Rico, Inc. and who reside in the Commonwealth of Puerto Rico. The Plan Document has been amended from time to time, and was fully amended and restated as of December 31, 2011.

Kmart Holding Corporation ("Kmart") established the Kmart Retirement Plan for Puerto Rico Employees (the "Kmart Puerto Rico Plan") by the execution and adoption of a plan document (the "Kmart Plan Document") dated April 1, 2005. The Kmart Puerto Rico Plan was established for the benefit of employees of Kmart who reside in the Commonwealth of Puerto Rico. The Kmart Plan Document was fully amended and restated as of December 31, 2011.

At the close of business on March 31, 2012, the Kmart Puerto Rico Plan and its net assets of $4.458 million were merged with and into the Sears Puerto Rico Plan and the merged plan was renamed the Sears Holdings Puerto Rico Savings Plan (the "Plan"). The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

In March 2005, Sears merged with Kmart Holding Corporation and became a wholly owned subsidiary of Sears Holdings Corporation (the "Company"). Sears continued to sponsor the Sears Puerto Rico Plan through March 31, 2012. At that time, the Company (in the place of Sears) was named as the plan sponsor of the Plan. As of the close of business on March 31, 2012, employers (the "Employers") under the Plan are certain wholly-owned subsidiaries of the Company as follows: Sears, Roebuck de Puerto Rico, Inc., Kmart Holding Corporation, and Kmart Corporation.

Plan investments are held for safekeeping and commingled for investment purposes with the participating plans under The Sears Holdings 401(k) Savings Plan Master Trust (the "Master Trust") based on a custodial arrangement between the trustee of this Plan and the trustee of the Master Trust. Through the close of business March 31, 2012, the other participating plans in the Master Trust included the Sears Plan and the Kmart Puerto Rico Plan. Upon the merger of the two Puerto Rico plans at the close of business March 31, 2012, the only other participating plan in the Master Trust became the Sears Plan. Sears is the sponsor of the Master Trust.

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Sears Holdings Corporation Administrative Committee ("Administrative Committee") is Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). The members of this committee are employees of Sears Holdings Management Corporation.

Banco Popular de Puerto Rico ("Banco Popular") has been appointed and serves as trustee of the Plan's trust (the "PR Trust"). Upon the merger of the Kmart Puerto Rico Plan with and into the Sears Puerto Rico Plan, the Deed of Trust among Sears; Sears, Roebuck de Puerto Rico; and Banco Popular was amended and restated and a Deed of Amendment and Restatement to the Deed of Trust was entered into by the Company; Sears, Roebuck de Puerto Rico; and Banco Popular on March 29, 2012. State Street Bank and Trust Company ("State Street") serves as the trustee (the "Master Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. State Street is the custodian of the PR Trust. ING Institutional Plan Services ("ING") served as the Plan's recordkeeper until April 3, 2012 when Hewitt Associates, LLC ("Aon Hewitt"), a subsidiary of Aon Corporation, became the Plan's recordkeeper.

The Company, the Administrative Committee, and the Sears Holdings Corporation Investment Committee ("Investment Committee") (also consisting of employees of Sears Holdings Management Corporation) are the named fiduciaries under the Plan. The Investment Committee has authority relating to the acquisition, retention, and disposition of Plan assets and the appointment, retention, and termination of investment managers. Towers Watson Investment Services, Inc. has been appointed to serve as investment advisor.

Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by Sears Holdings Management Corporation, not the Plan or Master Trust.

Eligibility - Through March 31, 2012, a full-time regular or part-time regular employee of Sears who was employed in Puerto Rico, was a Puerto Rico resident, and was on the payroll of Sears Roebuck de Puerto Rico and otherwise who satisfied the definition of eligible employee was eligible for participation in the Sears Puerto Rico Plan on the first day of the third month following the date of hire. Notwithstanding the foregoing, through March 31, 2012, an eligible employee under the Sears Puerto Rico Plan excluded a U.S. employee of Sears transferred to Puerto Rico under the then current expatriate policy of Sears Holdings Corporation.

Each participant of the Sears Puerto Rico Plan and the Kmart Puerto Rico Plan as of the close of business on March 31, 2012 continued as a participant under the Plan as of April 1, 2012. After that date, any other employee of the Employers who satisfies the definition of eligible employee is eligible for participation in the Plan on the first day of the third month following the date of hire.

As of April 1, 2012, an eligible employee under the Plan is any full-time regular or part-time regular employee of one of the Employers who satisfies all the requirements provided in the Plan document including being a resident of Puerto Rico, on the payroll of an Employer, and who principally performs services for an Employer at one or more of the Employer's various locations in Puerto Rico (which does not include an employee where services are only incidental, minor, or irregular).

Participants' Contributions and Investment Options - An eligible employee becomes a participant by electing to make contributions to the Plan and properly completing the enrollment process. Except as may be limited by applicable Puerto Rico law, prior to January 1, 2012, participants may contribute up to 10 percent of annual eligible compensation on a pre-tax basis or after-tax basis, provided that in the aggregate a participant's contributions per payroll period cannot exceed 10 percent of the participant's annual eligible compensation. Participants turning age 50 or older during a plan year are eligible to make an additional pre-tax "catch-up" contribution up to the applicable Puerto Rico Internal Revenue Code catch-up contribution limit. As of January 1, 2012, except as may be limited by applicable Puerto Rico law, a participant may contribute up to 25 percent of eligible annual compensation on a pre-tax and/or 10 percent on an after-tax basis, provided that in the aggregate a participant's contributions per payroll period cannot exceed 25 percent of the participant's eligible annual compensation.

Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Corporation Stock Fund ("Holdings Stock Fund"), which invests principally in Sears Holdings Corporation stock; the Stable Value Fund; the Bond Fund; the U.S. Bond Index Fund; the S&P 500 Index Fund; the Small-Mid Cap Value Fund; the Small-Mid Cap Growth Fund; the Russell Small-Mid Cap Index Fund; the Large Cap Value Fund; the Large Cap Growth Fund; the International Equity Fund; the Global Equity Index Fund; any of five Target Retirement Funds; and the Self-Managed Brokerage Account (through which a participant may invest in any number of mutual funds, common stock and other investments). Participants are immediately fully vested in their contributions and earnings thereon.

Employer Contributions - Through payroll periods ending January 31, 2009, the Company contribution was fixed at 100 percent of a participant's pre-tax and/or after-tax contributions up to the first three percent of the participant's eligible compensation and 50 percent of the pre-tax and/or after-tax contributions the participant makes on the next two percent of eligible compensation. The Plan was amended to suspend the employer matching contribution on any pre-tax or after-tax contributions for payroll periods that end after January 31, 2009, until further amendment of the Plan.

Prior to suspension of matching contributions, the Plan allowed for the Company matching contribution to be made quarterly and to be payable in cash or stock, or a combination of both. If in cash, it was invested based on participants' pre-tax contribution elections, or after-tax elections if there is no pre-tax election. If in stock, it was invested in the Holdings Stock Fund. Contributions are available for diversification immediately upon deposit.

Prior to the suspension of matching contributions, to be eligible for the Company matching contribution, a participant must have had one year of service and been credited with 1,000 hours of service by that date. All active participants in the Plan are immediately fully vested in the Company matching contribution (other than the discretionary matching contributions described immediately below). Prior to April 12, 2012, the vested status of a participant who terminated employment prior to January 1, 2006 was determined based upon the vesting provisions of the Plan in effect at his or her date of termination. As of April 1, 2012, the plan administrator determined that all account balances of active and inactive participants were fully vested, including matching contributions. Participants should refer to the Plan Document for a more complete description of the Plan's vesting provisions.

The Plan includes a provision that allows for discretionary matching contributions. Discretionary matching contributions, if any, are subject to a three-year cliff vesting schedule. There were no discretionary matching contributions in 2012 and 2011.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon, and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

In 2011, proceeds of $29,783 from a 2007 settlement that had been incorrectly posted to old accounts of the Puerto Rico participants in the Sears Plan were transferred to their current accounts in the Plan.

Participant Loans - Active participants may borrow from their Plan account up to the lesser of $50,000 or 50 percent of the vested account balance; but not less than $1,000. Effective April 1, 2012, no more than one loan may be outstanding at any one time to any participant. Loans are repaid through payroll deductions over any number of months up to five years (or 15 years for a loan for the initial purchase of a principal residence of the participant). The interest rate is the prime rate plus one percent as published on the last day of the month prior to the date the loan is issued. Participants should refer to the Plan Document and the Loan Policy for a more complete description of the Plan's loan provisions.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance, determined as of the latest posted valuation preceding the date on which payment is made. Partial in-service withdrawals are permitted in accordance with the withdrawal provisions set forth in the Plan Document and do not terminate participation but are subject to restrictions on participant balances.

Forfeited Accounts - At December 31, 2012 and 2011, forfeited nonvested accounts totaled $0 and $48 respectively. These accounts are used to reinstate previously forfeited balances of rehired employees, pay reasonable expenses of the Plan, and offset future employer contributions. For the years ended December 31, 2012 and 2011, no forfeitures were used to offset employer contributions.

Termination of Participation - Active participation in the Plan ceases after termination of employment. Any participant terminating with account balances in excess of $1,000, who defers distribution of his or her account balances, remains a participant until the participant receives full distribution of his or her account balances.

Amendment, Suspension, or Termination of the Plan - Although it has not expressed any intent to suspend or terminate the Plan, the Board of Directors of the Company may, at its sole discretion, amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. Further, the Board of Directors of the Company approved the delegation of amendment authority to the Administrative Committee. In the event of the Plan's termination, each participant's account balance will be deemed fully vested to the extent not fully vested as of such Plan termination. The assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Master Trust Investment and Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

Common Collective Trusts - The Master Trust's investment in various common collective trusts is broadly diversified among various market capitalizations, growth and value investment styles, yields, maturities, and market indices. These common collective trusts are primarily invested in publicly traded securities and have a variety of investment asset classes including equity funds, fixed income funds, and balanced funds. The net asset value per share of common collective trusts is determined each business day and all may be redeemed at the net asset value per share at the measurement date without prior notice. There were no unfunded commitments to these trust funds at December 31, 2012 or 2011.

Fully Benefit-Responsive Investment Contracts - The statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investments in the Stable Value Fund are valued at fair value and then adjusted to contract value (deposits made, plus interest accrued at the contract rate, less withdrawals and fees) as described above. The Stable Value Fund is invested in three portfolios of bond investments and in liquid assets comprised of U.S. treasury bills, repurchase agreements, and a short-term investment fund. On behalf of the Master Trust, the Stable Value Fund investment manager has entered into four synthetic investment ("wrapper") contracts with high quality insurance companies and banks ("wrapper providers") that serve to substantially offset the price fluctuations in the three portfolios of underlying assets caused by movements in interest rates. The wrapper contracts obligate the wrapper providers to maintain the contract value of the portfolios of underlying investments. Contract value is generally equal to the principal amounts invested in the portfolios, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals. Under the terms of the wrapper contracts, gains and losses on the underlying investments are amortized through adjustments to future contract interest crediting rates, which are reset quarterly and which cannot be less than 0%. Primary variables impacting future crediting rates of the Stable Value Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract. The liquid assets may comprise from 0% to 15% of the Stable Value Fund and provide for daily participant cash flows and expenses. The average yield of the Stable Value Fund for the years ended December 31, 2012 and 2011 was .77% and 1.20%, respectively. The crediting interest rate at December 31, 2012 and 2011 was 2.47% and 2.48%, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their Stable Value Fund (the "Fund") investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Company-initiated events, outside the normal operation of the Plan, may limit the ability of the Fund to transact at contract value. Examples of such events include, but are not limited to, failure of the Plan or its trust to qualify for federal income tax exemption under ERISA; communications given to Plan participants designed to induce them to not invest in the Fund, or to transfer assets out of the Fund; and complete or partial termination of the Plan, or adoption of a competing plan.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2012 and 2011 were $6,050 and $688, respectively.

New Accounting Standards - The accounting standard initially adopted in 2012 is described below.

Fair Value Measurements and Disclosures - In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends ASC 820, *Fair Value Measurements and Disclosures*. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about the transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption in 2012 did not materially affect the Plan's financial statements.

New Accounting Pronouncements Not Yet Effective

Disclosures about Offsetting Assets and Liabilities - In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities,* which requires disclosures of gross and net information about financial and derivative instruments eligible for offset in the statement of net assets available for benefits or subject to a master netting agreement. In January 2013, the FASB issued ASU No. 2013-01 which narrows the scope of these disclosure requirements to derivatives, securities borrowings, and securities lending transactions that are either offset or subject to a master netting agreement. These updates are effective for reporting periods beginning on or after January 1, 2013 and may require additional disclosures, but otherwise are not expected to have a material impact on the Plan's financial statements.

3. INTEREST IN MASTER TRUST

Certain of the Plan's investment assets are held in a trust account with the Master Trustee and consist of an undivided interest in an investment account of The Sears Holdings 401(k) Savings Plan Master Trust, a master trust established by Sears on January 1, 2005, and administered by the Master Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the other participating plans for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Master Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Master Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

Net assets of the Master Trust as of December 31, 2012 and 2011 are summarized as follows:

(thousands of dollars)	**December 31**	
	2012	**2011**
Assets:		
Investments at fair value:		
Sears Holdings Corporation common shares*	$ 68,239	$ 58,108
Other common and preferred stock	368,341	401,043
Registered investment companies	196,519	194,996
Common/collective trusts	1,396,253	1,277,290
Fixed income securities	782,358	884,900
Swaps, options and other	2	335
Short-term investments	62,278	47,379
Collective short-term investment fund	43,361	102,785
Participant-directed brokerage account	34,934	35,227
Total investments at fair value	2,952,285	3,002,063
Receivables:		
Notes receivable from participants	55,393	57,448
Dividend and interest	2,584	3,962
Due from brokers and others	68,460	112,434
Total receivables	126,437	173,844
Cash	18	114
Total assets	3,078,740	3,176,021
Liabilities:		
Due to brokers and others	86,352	186,723
Total liabilities	86,352	186,723
Net assets in Master Trust at fair value	2,992,388	2,989,298
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(34,365)	(31,475)
Net assets in Master Trust	$ 2,958,023	$ 2,957,823
Plan's interest in Master Trust net assets	$ 17,138	$ 11,294
Plan's percentage interest in Master Trust net assets	0.6 %	0.4 %

* Party-in-interest

The Plan's interest in Master Trust net assets of $17.1 million and $11.3 million exceeds five percent of the Plan's net assets available for benefits as of December 31, 2012 and 2011, respectively.

The Master Trust's investments at fair value that exceed five percent of Master Trust net assets as of December 31, 2012 are as follows:

(thousands of dollars)		2012	2012 Percent of Net Assets
State Street Bank and Trust Company:			
SSgA Target Retirement 2020 Non-Lending Series Fund*	$	444,665	15.1%
S&P 500 Index Non-Lending Series Fund*		366,330	12.4%
SSgA Target Retirement 2030 Non-Lending Series Fund*		196,555	6.7%
SSgA Target Retirement 2030 Non-Lending Series Fund*		166,434	5.6%

* Party-in-interest

Investments whose fair value was determined based on quoted market prices include Sears Holdings Corporation common shares, other common and preferred stock, registered investment companies and the participant-directed brokerage accounts. Investments whose fair value was estimated include common stock purchased in a private placement (See Note 4); common/collective trusts; fixed income securities; swaps, options and other; short-term investments; and collective short-term investment funds.

The net investment earnings (loss) of the Master Trust for the years ended December 31, 2012 and 2011 are summarized below:

(thousands of dollars)	2012	2011
Dividend, interest and other income	$ 42,690	$ 35,976
Net appreciation (depreciation) in fair value of investments:		
Sears Holdings Corporation common shares*	27,024	(72,917)
Other common and preferred stock	54,357	(20,353)
Registered investment companies	34,567	(26,683)
Common/collective trusts	179,900	55,161
Corporate notes and bonds	2,419	(871)
Mortgage and asset backed bonds		(54)
Government-backed and government agency bonds	1,376	1,923
Government notes and bonds	903	2,798
Foreign and yankee bonds	1,278	(807)
Swaps, options, futures and other	109	936
Short-term investments	11	19
Participant-directed brokerage accounts	3,628	(2,398)
Net appreciation (depreciation) in fair value of investments	305,572	(63,246)
Investment income (loss) of Master Trust	348,262	(27,270)
Interest income on notes receivable from participants	2,311	2,672
Total Master Trust activity	$ 350,573	$ (24,598)
Plan's interest in Master Trust activity	$ 2,062	$ (1,393)

* Party-in-interest

The investments whose net appreciation (depreciation) in fair value was determined based on quoted market prices include Sears Holdings Corporation common shares, other common and preferred stock, registered investment companies, and participant-directed brokerage accounts. The investments whose net appreciation (depreciation) in fair value was estimated include common stock purchased in a private placement (see Note 4); common/collective trusts; fixed income securities; swaps, options, and other; and short-term investment funds.

4. FAIR VALUE MEASUREMENTS

We determine fair value of the underlying investments in the Master Trust based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy and the Plan's methodology for determining the fair value of the underlying investments in the Master Trust are described as follows:

Level 1 inputs: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing price information.

Common and preferred stocks, and registered investment companies (mutual funds) are actively traded and valued using quoted market prices. Participant-directed brokerage accounts are mainly comprised of these types of investments, and as a result, are classified as Level 1.

Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk, and default rates.

Common collective trusts are portfolios of underlying assets held by investment managers and are valued at the unit value reported by the investment managers as of the end of each period presented. Corporate bonds, asset and mortgage-backed securities, U.S. government treasury and agency notes and bonds, and other debt securities are valued using quoted market prices. These securities do not trade with sufficient frequency and volume, however, and therefore their prices are considered a Level 2 input.

Level 3 inputs: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Equity securities assigned to Level 3 were purchased in a private placement with valuations updated based on subsequent transactions between institutional investors. The fair market value of synthetic investment contracts is estimated to be the difference between the current cost and replacement cost of the wrap contracts, discounted using market yields over the term of the investment. At December 31, 2012 and 2011, the Master Trust's synthetic investment contracts had no value. The underlying investments in the synthetic investment contracts are assigned a fair value hierarchy based on the level of input of each individual investment.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan's policy is to recognize transfers between levels at the end of the reporting period.

The following tables set forth by level within the fair value hierarchy the Master Trust investment assets at fair value on a recurring basis, as of December 31, 2012 and 2011.

	Investment Assets at Fair Value as of December 31, 2012			
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Equity securities:				
Sears Holdings Corporation common shares	$ 68,239	$	$	$ 68,239
U.S. companies	331,217		26	331,243
International companies	37,098			37,098
Registered investment companies	196,519			196,519
Common/collective trusts		1,396,253		1,396,253
Fixed income securities:				
Corporate notes and bonds		93,045		93,045
Mortgage and asset backed debt securities		83,387		83,387
Government-backed and agency bonds		172,128		172,128
Government notes and bonds		391,547		391,547
Other debt securities		42,251		42,251
Swaps, options and other		2		2
Short-term investments		62,278		62,278
Collective short-term investment fund		43,361		43,361
Participant-directed brokerage account	34,934			34,934
Total investment assets at fair value	$ 668,007	$ 2,284,252	$ 26	$ 2,952,285

	Investment Assets at Fair Value as of December 31, 2011			
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Equity securities:				
Sears Holdings Corporation common shares	$ 58,108	$	$	$ 58,108
U.S. companies	352,897		1,525	354,422
International companies	46,621			46,621
Registered investment companies	194,996			194,996
Common/collective trusts		1,277,290		1,277,290
Fixed income securities:				
Corporate notes and bonds		118,485		118,485
Mortgage and asset backed debt securities		79,268		79,268
Government-backed and agency bonds		311,314		311,314
Government notes and bonds		327,090		327,090
Other debt securities		48,743		48,743
Swaps, options and other		335		335
Short-term investments		47,379		47,379
Collective short-term investment fund		102,785		102,785
Participant-directed brokerage account	35,227			35,227
Total investment assets at fair value	$ 687,849	$ 2,312,689	$ 1,525	$ 3,002,063

There were no transfers into or out of Levels 1, 2 or 3 in the fair value hierarchy for the year ended December 31, 2011. In 2012, one security purchased in 2011 in a private placement became publicly traded and was transferred out of Level 3 to Level 1. Additionally, one security purchased in a private placement in 2011 and reported incorrectly at December 31, 2011 was transferred from Level 1 to Level 3 in 2012. There were no transfers into or out of Level 2 in 2012.

The table below sets forth a summary of changes in the fair value of the Master Trust's Level 3 investment assets for the years ended December 31, 2011 and 2012.

	Changes In Fair Value of Level 3 Investment Assets		
(thousands of dollars)	Equity Securities	Synthetic Investment Contracts	Total
Balance, January 1, 2011	$	$ 1,138	$ 1,138
Plan year 2011 changes:			
Realized gains (losses)			
Unrealized gains (losses)	199	(1,138)	(939)
Purchases	1,326		1,326
Sales			
Transfers in and/or out of Level 3			
Balance, December 31, 2011	1,525	-	1,525
Plan year 2012 changes:			
Realized gains (losses)	(69)		(69)
Unrealized gains (losses)	(204)		(204)
Purchases	808		808
Sales	(1,112)		(1,112)
Transfers in to Level 3	26		26
Transfers out of Level 3	(948)		(948)
Balance, December 31, 2012	$ 26	$ -	$ 26

The amount of gains or losses for the period included in changes in net assets which is attributable to the change in unrealized gains or losses of Level 3 assets still held at December 31 is as follows:

(thousands of dollars)	Equity Securities	Synthetic Investment Contracts	Total
For the year ended December 31, 2011	$ 199	$ (184)	$ 15
For the year ended December 31, 2012	-	-	-

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments are shares of common collective trusts managed by State Street Bank and Trust Company ("State Street") and a synthetic investment contract issued and guaranteed by State Street (see Note 2). State Street is the trustee as defined by the Plan and, therefore, transactions with State Street qualify as party-in-interest transactions. Fees for State Street investment management services for the collective short-term investment fund are offset against investment income. Fees incurred by the Master Trust for investment management services for the other State Street common collective trusts and for the interest rate guarantee on the synthetic investment contract were $1.5 million and $1.4 million for the years ended December 31, 2012 and 2011, respectively.

The Master Trust holds a synthetic investment contract issued and guaranteed by ING Life Insurance and Annuity Company ("ING Life") (see Note 2), which is related to the Plan's recordkeeper (until April 3, 2012) through its parent, ING Group. Fees paid to ING Life were $0.2 and $0.3 million for the years ended December 31, 2012 and 2011.

The Master Trust holds shares of common stock of Sears Holdings Corporation, parent of the sponsoring employer. At December 31, 2012 and 2011, the Master Trust held 1,649,880 shares with a fair value of $68.2 million and a cost basis of $126.4 million and 1,828,465 shares with a fair value of $58.1 million and a cost basis of $162.0 million, respectively. Holdings has not paid cash dividends on its common stock since inception.

6. INCOME TAXES

The Sears Puerto Rico Plan was established for employees of Sears, Roebuck de Puerto Rico, Inc. who reside in the Commonwealth of Puerto Rico. The Department of Treasury of the Commonwealth of Puerto Rico ("Puerto Rico Department of Treasury") has determined and informed Sears by a letter dated January 19, 2011 that the Sears Puerto Rico Plan, as established January 1, 2005, as then designed and as amended prior to December 31, 2009, was in compliance with Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, and by a letter dated January 25, 2011 that the Sears Puerto Rico Plan, as amended and restated effective December 31, 2009 was in compliance with Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994. Three amendments to the Sears Puerto Rico Plan have also been issued favorable decisions by the Puerto Rico Department of Treasury.

The Kmart Puerto Rico Plan was established for employees of Kmart who performed services at Kmart locations in Puerto Rico. The Puerto Rico Department of Treasury determined and informed Kmart by a letter dated January 17, 2006 that the Kmart Puerto Rico Plan, as then designed, was in compliance with Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994. The Kmart Puerto Rico Plan was fully amended and restated effective October 1, 2008 and the Puerto Rico Department of Treasury confirmed the Kmart Puerto Rico Plan's ongoing compliance with the Puerto Rico Internal Revenue code by a favorable determination letter dated September 10, 2010. The Kmart Puerto Rico Plan was thereafter further amended and the four amendments to the October 1, 2008 Plan were also issued favorable decisions by the Puerto Rico Department of Treasury.

The Sears Puerto Rico Plan and the Kmart Puerto Rico Plan were each fully amended and restated as of December 31, 2011. These amended and restated plans (and subsequent amendments) will be submitted to the Puerto Rico Department of Treasury for updated favorable decision letters.

At the close of business March 31, 2012, the Kmart Puerto Rico Plan, as fully amended and restated as of December 31, 2011, was merged with and into the Sears Puerto Rico Plan, which Plan was amended and restated forming the Sears Holdings Puerto Rico Savings Plan (the "Plan") (See Note 1). The Plan and each of its two subsequent amendments will also be submitted to the Puerto Rico Department of Treasury for favorable decision letters.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of Treasury. The Plan Administrator, with the assistance of in-house and outside counsel, has analyzed the tax positions taken by the Plan and Sears Puerto Rico Plan and concluded that as of December 31, 2012 and 2011, respectively, there were no uncertain tax positions taken or expected to be taken that required recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.

The Plan Administrator and the Plan's Benefits Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code of 1994, and consequently is exempt from local taxes; therefore, no provision for taxes has been provided for in the Plan's financial statements. In 2008, the Plan Administrator identified certain insignificant errors in the operation of the hardship withdrawal provision, which were corrected. The

Plan Administrator engaged Puerto Rico benefits counsel to prepare a closing agreement for submission to the Puerto Rico Department of Treasury. The draft closing agreement was presented to and preliminarily agreed to by the Puerto Rico Treasury Department, but they could not finalize a closing agreement because of the issuance of a new Puerto Rico tax code and regulations. The final closing agreement was presented to the Puerto Rico Department of Treasury for execution on June 14, 2012. In 2013, the Plan Administrator identified certain insignificant errors in the operation of the Plan following the conversion of recordkeepers, which the Plan Administrator has resolved or is working to resolve in accordance with applicable Puerto Rico tax laws and regulations.

7. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Master Trust's Bond Fund investment manager as follows:

Foreign Currency Exchange Contracts - Periodically, the Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Master Trust's foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

When held, the Master Trust reflects the fair value of all forward contracts as an asset or liability in its statements of net assets. The fair values associated with the foreign currency contracts are estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

At December 31, 2012 and 2011, the Master Trust held no currency contract receivables or payables.

Futures Contracts - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2012 and 2011, the Master Trust was a party to futures contracts held for trading purposes for U.S. Treasury Notes and Eurodollars. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts. U.S. Treasury Notes and cash owned and included in the investments of the Master Trust with values of $0.1 million and $0.7 million at December 31, 2012 and 2011, respectively, were pledged to the counterparties as collateral on the futures contracts.

The Master Trust had futures contracts with notional amounts of ($15.8) million and $61.6 million at December 31, 2012 and 2011, respectively. At December 31, 2012, the Master Trust had futures contracts to (sell) U.S. Treasury Notes of ($15.8 million). At December 31, 2011, the Master Trust had futures contracts to (sell) purchase U.S. Treasury Notes and Eurodollars of ($4.0 million) and $65.6 million, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts.

The fair value of the futures contracts in the Master Trust is $0 at December 31, 2012 and 2011, respectively, as settlements are completed by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Credit Default and Interest Rate Swaps - The Master Trust enters into credit default and interest rate swaps to hedge its exposure to certain fixed income investments, as well as to synthetically replicate the returns of certain fixed income investments. A credit default swap is a contract that involves the payment or receipt of an annual default premium for a specific issuer of corporate bonds and requires the party receiving the premium to pay the notional value of the corporate bonds if the issuer defaults. An interest rate swap is a contract in which each counterparty concurrently agrees to pay the other interest at either a predetermined fixed or floating rate on the same notional principal on specific dates for a specific period of time. No principal payments are made in standard interest rate swaps. Swap contracts are entered into directly between the parties and consequently involve counterparty credit risk. The investment manager's policy is to execute swaps only with counterparties whose credit rating is A+ or better.

At December 31, 2012 and 2011, the Master Trust held no credit default swaps.

At December 31, 2012, the Master Trust held interest rate swaps with notional values of $0.4 million to receive a floating rate of interest based on a three-month LIBOR index in exchange for payment of a fixed rate of interest. At December 31, 2011, the Master Trust held interest rate swaps with notional values of $21.5 million to receive a fixed rate of interest in exchange for payment of a floating rate of interest based on a three-month LIBOR index.

At December 31, 2012 and 2011, securities and cash owned and included in the investments of the Master Trust with values of $21,000 and $0.2 million, respectively, were pledged as collateral to the Master Trust's brokers as performance security on interest rate swaps.

Changes in the fair value of credit default and interest rate swaps are accounted for as net appreciation (depreciation) in the fair value of assets.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	December 31	
(thousands of dollars)	**2012**	**2011**
Net assets available for benefits per the financial statements	$ 17,138	$ 11,294
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	185	124
Net assets available for benefits at fair value per Form 5500	$ 17,323	$ 11,418

The following is a reconciliation of the increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011:

(thousands of dollars)	2012	2011
Net increase/(decrease) in net assets available for benefits per the financial statements	$ 5,844	$ (2,194)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:		
Current year	185	124
Prior year reversal	(124)	(88)
Net increase/(decrease) per Form 5500	$ 5,905	$ (2,158)

9. SUBSEQUENT EVENTS

The Administrative Committee has resolved that the name of the Master Trust be changed to Sears Holdings Savings Plan Master Trust as soon as it is administratively feasible to do so.

* * * * * *

APPENDIX A

Schedule of Assets (Held at End of Year)

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

APPENDIX A

(EIN: 20-1920798/PN: 003)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2012

Identity of Issuer, Borrower, or Similar Party	Description of Investment	Current Value
* PARTICIPANT LOANS	Participant loans earning interest from 4.25% to 9.25%, maturing from 2013 - 2018	$ 775,709

This schedule does not include all the Plan's investments in the Sears Holdings 401(k) Savings Plan Master Trust

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

By: Sears Holdings Corporation Administrative Committee, Plan Administrator

By:

Robert A. Riecker
Member of Administrative Committee and Vice President, Controller and Chief Accounting Officer of Sears Holdings Corporation

Date: June 27, 2013

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-169747 of Sears Holdings Corporation on Form S-8 of our report dated June 26, 2013, relating to the financial statements and financial statement schedule of Sears Holdings Puerto Rico Savings Plan (the "Plan") appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2012.

Deloitte & Touche LLP

Chicago, Illinois
June 26, 2013